UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Western Gas Partners, LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
958254-10-4
(CUSIP Number)
Robert G. Gwin
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	958254-10-4	SCHEDULE 13D	Page	2	of	14

1	NAME OF REPORTING PERSON: Anadarko Petroleum Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,725,431 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,725,431 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,725,431 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%

14	TYPE OF REPORTING PERSON

HC; CO
* Anadarko Petroleum Corporation may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, which is incorporated herein by reference.

CUSIP No.	958254-10-4	SCHEDULE 13D	Page	3	of	14

1	NAME OF REPORTING PERSON: Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,725,431 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,725,431 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,725,431 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%

14	TYPE OF REPORTING PERSON

HC; CO
* Western Gas Resources, Inc. may also be deemed to own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, which is incorporated herein by reference.

CUSIP No.	958254-10-4	SCHEDULE 13D	Page	4	of	14

1	NAME OF REPORTING PERSON: WGR Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		5,725,431 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

5,725,431 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

5,725,431 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company
* WGR Holdings, LLC may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, which is incorporated herein by reference.

CUSIP No.	958254-10-4	SCHEDULE 13D	Page	5	of	14

1	NAME OF REPORTING PERSON: Western Gas Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO – limited liability company
* Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 1,083,115 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission on May 23, 2008, which relates to the beneficial ownership by the Reporting Persons (as defined below) of the common units of the Issuer (as defined below). This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit D to this Amendment. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the issuance of 751,625 common units from the Partnership to WGR Holdings (as defined below) effective June 11, 2008, pursuant to the Contribution Agreement (as defined below). Consequently, the Schedule 13D is amended and restated as follows:
Item 1. Security and Issuer
     This Amendment No. 1 to the statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), (ii) Western Gas Resources, Inc., a Delaware corporation (“WGR”), (iii) WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), and (iv) Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner” and together with Anadarko, WGR and WGR Holdings, the “Reporting Persons”).
     Anadarko owns 100% of the common stock of WGR. WGR is the sole member of WGR Holdings, which is the sole member of the General Partner. WGR Holdings is a limited partner of the Issuer with a 21.1% limited partner interest. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.
     (c) The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to hold membership interests in WGR Holdings. The principal business of WGR Holdings is to hold common and subordinated units of the Issuer and membership interests in the General Partner. The principal business of the General Partner is to hold general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.
     (d) - (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko, WGR, WGR Holdings or the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.
     At the closing of the Issuer’s initial public offering (the “Offering”) of 18,750,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to a Contribution, Conveyance and Assumption Agreement dated May 14, 2008, among the Issuer, the General Partner, WGR Holdings, WGR Asset Holding Company, LLC, a Delaware limited liability company (“Asset HoldCo”), Anadarko, Western Gas Operating LLC, a Delaware limited liability company (“Operating GP”), and WGR Operating, LP, a Delaware limited partnership (“OLP”):
•	the transfer of 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC to OLP;

•	the Issuer’s issuance of 1,083,115 general partner units and incentive distribution rights to the General Partner; and

•	the Issuer’s issuance of 4,973,806 Common Units, 26,536,306 Subordinated Units to WGR Holdings in exchange for the contributed interests and the right to receive any Common Units not purchased pursuant to the over-allotment option granted to the underwriters of the Offering.
     Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.
     In connection with the Offering, the Issuer granted to the underwriters a 30-day option to purchase up to an additional 2,812,500 common units, which will be issued to such underwriters upon an exercise of such option, if any. Upon the earlier to occur of the expiration of the over-allotment option period or the exercise in full of the over-allotment option, WGR Holdings will be issued a number of additional common units equal to the excess, if any, of (x) 2,812,500 over (y) the aggregate number of common units, if any, actually purchased by the underwriters pursuant to the exercise of the over-allotment option. On June 11, 2008, the underwriters exercised their over-allotment option in the amount of 2,060,875 common units, and as such 751,625 common units were issued to WGR Holdings.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The subordinated units owned of record by WGR Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2008 Long-Term Incentive Plan adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2008 Long-Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
     (b) None.
     (c) None.
     (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Anadarko. Some of Anadarko’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in WGR Holdings, the General Partner’s sole member, Anadarko has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.
     (e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) (1) WGR Holdings is the record and beneficial owner of 5,725,431 common units, which based on there being 26,536,306 common units outstanding as of June 11, 2008, represents 21.6% of the outstanding common units. WGR Holdings also is the record owner of 26,536,306 subordinated units, which represent all of the outstanding subordinated units as of June 11, 2008. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR Holdings, as the sole member of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,083,115 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (2) Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,725,431 common units held of record by WGR Holdings, which based on there being 26,536,306 common units outstanding as of June 11, 2008, represents 21.6% of the outstanding common units. Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of June 11, 2008. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Anadarko, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,083,115 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,725,431 common units held of record by WGR Holdings, which based on there being 26,536,306 common units outstanding as of June 11, 2008, represents 21.6% of the outstanding common units. WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of June 11, 2008. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR, as the sole member of WGR Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,083,115 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (4) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 1,083,115 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Partnership Agreement
     The General Partner, as the sole general partner of the Issuer, and WGR Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.
Cash Distributions
     The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.30 per common unit per quarter ($1.20 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through June 30, 2008, based on the actual length of that period.
     The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:
•	first, 98% to the holders of common units and 2% to the General Partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.30; and

•	third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.345.
     If cash distributions to the unitholders exceed $0.345 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”
Conversion of Subordinated Units
     The subordination period generally will end on the first business day after the Issuer has earned and paid at least (i) $1.20 on each outstanding common and subordinated unit and the corresponding distribution on the General Partner’s 2.0% interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2011 or (ii) $0.45 per quarter on each outstanding common and subordinated unit and the corresponding distributions on the General Partner’s 2.0% interest for each of four consecutive quarters. The subordination period will also terminate automatically if Anadarko is removed without cause and the units held by the General Partner and its affiliates are not voted in favor of removal.
     When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.
Issuance of Additional Units
     The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights
     The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. The General Partner and its affiliates own an aggregate of 60.8% of the common and subordinated units. Because Anadarko indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.
Limited Call Right
     If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.
Registration Rights
     Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.
The General Partner’s Limited Liability Company Agreement
     Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), WGR Holdings has the right to elect the members of the board of directors of the General Partner.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2008

ANADARKO PETROLEUM CORPORATION
By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Title:	Senior Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.
By:	/s/ Robert G. Gwin
Name:	Robert G. Gwin
Title:	Senior Vice President

WGR HOLDINGS, LLC
By:	/s/ Robert G. Gwin
Name:	Robert G. Gwin
Title:	President and Chief Executive Officer

WESTERN GAS HOLDINGS, LLC
By:	/s/ Robert G. Gwin
Name:	Robert G. Gwin
Title:	President and Chief Executive Officer

Schedule 1
Executive Officers of Anadarko Petroleum Corporation
James T. Hackett
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President, Chief Executive Officer, and Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 15,100 (less than 1%)
R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, Finance, and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 6,000 (less than 1%)
Karl F. Kurz
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 24,200 (less than 1%)
Charles A. Meloy
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, Worldwide Operations
Citizenship: USA
Amount Beneficially Owned: 3,000 (less than 1%)
Robert K. Reeves
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, General Counsel, and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 9,000 (less than 1%)
Directors of Anadarko Petroleum Corporation
John R. Butler, Jr.
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman of J. R. Butler and Company, a reservoir engineering company
Citizenship: USA
Amount Beneficially Owned: 3,000 (less than 1%)

Luke R. Corbett
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm
Citizenship: USA
Amount Beneficially Owned: 0
Robert J. Allison, Jr.
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman Emeritus of the Board
Citizenship: USA
Amount Beneficially Owned: 0
Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman and CEO of Texas Crude Energy, Inc., a private, independent oil and gas exploration company
Citizenship: USA
Amount Beneficially Owned: 24,200 (less than 1%)
John W. Poduska, Sr.
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 12,100 (less than 1%)
Paula Rosput Reynolds
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and CEO of Safeco Corporation, a property and casualty insurance company
Citizenship: USA
Amount Beneficially Owned: 12,100 (less than 1%)

Larry Barcus
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Vice Chairman of L.G. Barcus and Sons, Inc., a general contractor
Citizenship: USA
Amount Beneficially Owned: 0
James L. Bryan
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 18,100 (less than 1%)
H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of Invensys Process Systems, a
process automation company
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)
James T. Hackett
(See above)
Executive Officers of Western Gas Resources, Inc.
Karl F. Kurz
(See above)
Robert P. Daniels
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Robert K. Reeves
(See above)
R. A. Walker
(See above)
Directors of Western Gas Resources, Inc.
Robert P. Daniels
(See above)
Karl F. Kurz
(See above)

Robert K. Reeves
(See above)
Executive Officers of WGR Holdings, LLC
Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)
Michael C. Pearl
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, Chief Financial Officer, and Chief Accounting
Officer
Citizenship: USA
Amount Beneficially Owned: 0
Danny J. Rea
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 7,500 (less than 1%)
Directors of WGR Holdings, LLC
Robert G. Gwin
(See above)
Danny J. Rea
(See above)
Robert K. Reeves
(See above)
Executive Officers of Western Gas Holdings, LLC
Robert G. Gwin
(See above)
Michael C. Pearl
(See above)
Danny J. Rea
(See above)

R. A. Walker
(See above)
Directors of Western Gas Holdings, LLC
Robert G. Gwin
(See above)
Danny J. Rea
(See above)
R. A. Walker
(See above)
Milton Carroll
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company
Citizenship: USA
Amount Beneficially Owned: 4,800 (less than 1%)
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Professor of Law at the University of Houston, a law school
Citizenship: USA
Amount Beneficially Owned: 5,700 (less than 1%)
James R. Crane
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm
Citizenship: USA
Amount Beneficially Owned: 121,200 (less than 1%)
Karl F. Kurz
(See above)
Robert K. Reeves
(See above)
David J. Tudor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of ACES Power Marketing, a
commodity risk management company

Citizenship: USA
Amount Beneficially Owned: 1,500 (less than 1%)

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).